EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

August 20, 2014	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

AVINO REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE – MKT, GV6:FSE, “Avino” or “the Company”) is pleased to report its financial results for the quarter ended June 30, 2014. All financial information, other than non-IFRS measures, is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's condensed consolidated interim financial statements for the six months ended June 30, 2014 and associated management’s discussion and analysis (“MD&A”) and the audited consolidated financial statements for the year ended December 31, 2013 and associated MD&A which are available on the Company's website at www.avino.com and under the Company's profile on SEDAR at www.sedar.com.

“Avino has delivered another strong quarter of financial results from mining operations. Our mine operating income and general and administrative expenses are consistent with the comparable quarter and consistent with our expectations. Avino has utilized its non-capital tax loss carry-forwards in Mexico and is now incurring current income tax expenses. We are pleased to support the economic health of our neighbouring communities in Mexico and look forward to continued positive relations while we move closer to completing the Avino Mine expansion,” stated Malcolm Davidson, CFO.

Highlights of Second Quarter 2014 (Compared to Second Quarter 2013)

Financial

•	Cash cost per AgEq ounce1 was $8.67 compared to $9.66 in 2013
•	Consolidated all-in sustaining cash cost per AgEq ounce1 was $12.02 compared to $12.80 in 2013
•	Revenues reported for the quarter were $5,104,921 compared to $4,951,952 in 2013, an increase of 3%
•	Income from mine operations was $2,311,928, a decrease of $26,471 or 1%
•	General and administrative expenses were $966,319 compared to $957,206 in 2013
•	Earnings before income taxes was $440,797 compared to $1,532,301 in 2013
•	Earnings (Loss) for the quarter was ($87,097), a decrease of $1,534,398 from 2013
•	Earnings (Loss) per share, basic and diluted, was ($0.00) compared to $0.05 in 2013
•	Average realized prices per ounce of silver and gold were US$19.59 and US$1,283 respectively for 2014 and US$26.63 and US$1,523 respectively for 2013
•
Cash flows from operations before movements in working capital and income taxes were $3.1 million for the first six months of 2014, compared to $2.8 million for the corresponding period of the previous year

•	Cash flow per share1, basic and diluted, was $0.07 per share for the first six months of 2014, compared to $0.10 per share for the corresponding period of the previous year
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1 Silver equivalent ounces sold (“AgEq ounce”) consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period. Please refer to the information under the heading "Non-IFRS Measures" of this news release for a discussion of cash cost per silver equivalent ounce, all-in sustaining cash cost per silver equivalent ounce, and cash flow per share.

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Operational

•	Silver production increased 27% to 223,183 oz
•	Gold production increased 47% to 1,157 oz
•	Silver equivalent production increased 32% to 295,531 oz*
•	Concentrate inventory available for sale at quarter-end was 65.7 and 97.0 dry metric tonnes from San Gonzalo and the Avino Mine stockpile operations respectively

“I’m pleased to report another solid quarter of stable silver and gold production. Cash costs continue to decrease and revenue increased even in light of weaker metals prices over the same period last year. This is good news for Avino shareholders and can be attributed to our excellent staff of well-trained managers, geologists, mining engineers, metallurgists and the rest of the operations team. The outlook to year-end looks robust as we anticipate bringing circuit number 3 online by the fourth quarter, effectively tripling mill capacity.”

- David Wolfin, President, CEO & Director, Avino Silver & Gold Mines Ltd

Financial Review

The Company generated revenues of $5,104,921 for the second quarter of 2014, a 3% increase compared the second quarter 2013. Although metals prices decreased significantly between the periods, the Company recorded a higher number of silver equivalent ounces sold as a result of improved grades and recoveries.

Earnings decreased $1,534,398 for a loss of $87,097 or ($0.00) per share, compared to earnings of $1,447,301 or $0.05 per share during the second quarter of 2013. The decrease reflects significant increases in current and deferred taxes, and non-cash and non-operating charges for foreign exchange losses and fair value adjustments to the derivative warrant liability. Mine operating income was $2,311,928, a decrease of $26,471 or 1% from $2,338,399 during the second quarter of 2013.

Cash flows from operations before movements in working capital and income taxes through the first half of 2014 totalled $3.1 million, an increase of 11% over the $2.8 million generated through the first half of 2013, reflecting higher mine operating income as a result of circuit 2 coming on line in the second quarter of 2013.

Operational Review

Total silver equivalent production in the second quarter increased to 295,531 silver equivalent ounces*, an increase of 32% compared to the second quarter of 2013. The production growth was primarily due to higher feed grades and recoveries at the San Gonzalo mine and higher tonnage processed, higher feed grade, and better silver recoveries at the Avino Mine stockpile operation.

The consolidated average silver equivalent feed grade for the second quarter was 255 g/t compared to 223 g/t during the second quarter of 2013, an increase of 14%.

Total ore processed during the second quarter was 40,052 dry tonnes compared to 36,269 during the second quarter of 2013, an increase of 10%.

Costs and Capital Expenditures

Consolidated cash costs per AgEq ounce1 in the second quarter were $8.67, a 10% decrease from the second quarter of 2013. The reduction in cash costs are primarily attributed to an increase in silver equivalent ounces sold.

Consolidated all-in sustaining cash costs per AgEq ounce1 during the second quarter were $12.02 compared to $12.80 in the second quarter of 2013, a decrease of 6%. The reduction in cost can be attributed primarily to an increase in silver equivalent ounces sold.

Capital expenditures year to date at the end of the second quarter were $3.4 million compared to $3.4 million as at the end of the second quarter of 2013.

Capital expenditures primarily relate to the Avino mine expansion, the process plant expansion for circuit 3, and equipment to advance operations at the San Gonzalo mine.

Mine Operations

San Gonzalo Mine

A total of 241,600 silver equivalent ounces* were produced by mill circuit 1 during the quarter. This represents an increase of 31% compared to the second quarter of 2013.

Cash costs were $8.42 per AgEq ounce1 compared to $9.15 in the second quarter of 2013, a decrease of 8%. The reduction in cash costs primarily reflects the increase in silver equivalent ounces sold.

All-in sustaining cash costs in the second quarter were $11.70 per AgEq ounce1 compared to $12.09 in the second quarter of 2013, a decrease of 3%.

Avino Mine Stockpiles

A total of 53,931 silver equivalent ounces* were produced using circuit 2 during the quarter compared to 39,412 during the second quarter of 2013, an increase of 37%.

Cash costs were $9.93 per Ag Eq ounce1 during the quarter compared to $13.52 during the second quarter of 2013, a decrease of 27%.

All-in sustaining cash costs during the quarter were $13.56 per AgEq ounce1 compared to $18.15 during the second quarter 2013, a decrease of 25%. The decrease in cash costs and all-in sustaining cash costs was primarily due to the increase in silver equivalent ounces sold.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, each of which are non-IFRS measures. Cash flow per share, cash cost per ounce, and all-in sustaining cash cost per ounce are measures developed by mining companies in an effort to provide a comparable standard of performance. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call

Avino will be holding a conference call on Thursday, August 21, 2014 at 10 am PST (1 pm EST).

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call. Alternatively, participants can send questions via email to ir@avino.com on August 20, 2014, following the release of the financial results.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company's website within one hour following the conclusion of the call.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;
2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;
3.	Proceed with the acquisition of Bralorne Gold Mines Ltd. and integrate Bralorne’s operations into Avino’s corporate structure;
4.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio;
5.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.